SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 25 May 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Standard Form TR-1
Voting rights attached to shares– Article 12(1) of directive 2004/109/EC
Financial instruments – Article 11(3) of the Commission Directive 2007/14/EC

1.     Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

The Governor and Company of the Bank of Ireland (the “Bank”)

2.     Reason for the notification (please tick the appropriate box or boxes):

[x]      an acquisition or disposal of voting rights

[x]      an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[ ]     an event changing the breakdown of voting rights

3.     Full name of person(s) subject to the notification obligation:

National Pensions Reserve Fund Commission
Minister for Finance of Ireland

4.     Full name of shareholder(s) (if different from 3.):

National Pensions Reserve Fund Commission

5.      Date of the transaction and date on which the threshold is crossed or reached:

Date on which threshold is crossed or reached: 20 May 2010
Date of off-exchange transaction agreement: 26 April 2010

6.     Date on which issuer notified;
        24 May 2010

7.      Threshold(s) that is/are crossed or reached:

7.1     Immediately prior to the notification event, the National Pensions Reserve Fund Commission (the “NPRFC”) indirectly held 188,233,654 units of ordinary stock of the Bank of €0.64 each. These shares were legally held in the name of BNY Custodial Nominees (Ireland) Limited. In connection with the transaction, the ordinary stock of the Bank was subdivided into (i) ordinary stock of €0.10 and (ii) deferred stock of €0.54, each with the rights and obligations accorded in the charter and bye-laws of the Bank, which provide that the deferred shares do not carry voting rights at a general court. The NPRFC’s indirect shareholding of ordinary stock is amended accordingly.

7.2     Immediately prior to the notification event, the NPRFC held 3,500,000,000 units of non-cumulative preference stock of €0.01 of the Bank (the “2009 Preference Stock”) each which carry voting rights equivalent to:

7.2.1     in the case of a resolution proposed at a general court of the Bank involving the appointment and removal of directors (a “Board Resolution”): 25% of all votes capable of being cast by stockholders on a poll at a general court of the Bank provided that the maximum aggregate number of votes capable of being cast by (i) the Government Preference Stockholder and all Government Bodies in respect of the 2009 Preference Stock, the 2009 Bonus Stock, the Ordinary Stock issued pursuant to the 2009 Warrant Instrument or any Provisional Voting Rights and (ii) any Government Concert Party in respect of Ordinary Stock, were 25 per cent. of all votes capable of being cast at a General Court; and

7.2.2     in the case of a resolution proposed at a general court of the Bank involving certain matters relating to a proposed change of control of the Bank (being a change in the holding of more than 50% of the voting stock of the Bank or of substantially all of the Bank’s business and assets) (a “Control Resolution”): 25% of all votes capable of being cast by stockholders.

At the time of the notification event, and in connection with the transaction, voting rights attaching to the 2009 Preference Stock were amended such that the holder of the 2009 Preference Stock (i.e. the NPRFC) is entitled to exercise the full voting rights attaching to any other stock of the Bank held by it and, in the event that the total amount of voting rights attaching to such stock falls below the aggregate number required to enable the holder of the 2009 Preference Stock to cast 25% of the total voting rights capable of being cast in respect of Board Resolutions and Control Resolutions, the 2009 Preference Stock carries the right to “top-up’’ the total voting rights of the holder of the 2009 Preference Stock to this level.

Save as otherwise herein defined, terms used in this paragraph 7.2 have the meanings given to them in the bye-laws of the Bank.

7.3     The NPRFC has acquired indirect ownership of 575,555,556 additional units of ordinary stock of €.010 of the Bank and 1,036,000,000 units of 2009 Preference Stock have been converted in accordance with the charter and bye-laws of the Bank. As a result, has NPRFC crossed or reached the 16%, 25% and 36% thresholds in the manner described above and set out in paragraph 8 below.

8.      Notified details:

A) Voting rights attached to shares
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
(1) Ordinary stock of €0.10 each (ISIN: IE0030606259) in the event of:
(a) a Board Resolution;	188,233,654	3,839,276	NIL	NIL	763,789,210	NIL	36.36
(b) a Control Resolution; and	188,233,654	188,233,654	NIL	NIL	763,789,210	NIL	36.36
(c) all other resolutions.	188,233,654	188,233,654	NIL	NIL	763,789,210	NIL	36.36
(2) Non-cumulative preference stock of €0.01 each in the event of:
(a) a Board Resolution;	3,500,000,000	337,910,932.	2,464,000,000	NIL	NIL	NIL	NIL
(b) a Control Resolution;	3,500,000,000	399,375,724.67	2,464,000,000	NIL	NIL	NIL	NIL
(c) all other resolutions.	3,500,000,000	NIL	2,464,000,000	NIL	NIL	NIL	NIL
SUBTOTAL A (based on aggregate voting rights) in the event of:
(a) a Board Resolution;	As set out in paragraphs 8A(1) and 8A(2) above	341,750,208	2,464,000,000	763,789,210		36.36
(b) a Control Resolution;		587,609,378.67	2,464,000,000	763,789,210		36.36
(c) all other resolutions		188,233,654	2,464,000,000	763,789,210		36.36

B) Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Bonus ordinary stock	N/A	As described at paragraph 11 (below).	As described at paragraph 11 (below).	As described at paragraph 11 (below).
		SUBTOTAL B (in relation to all expiration dates)	As described at paragraph 11 (below).	As described at paragraph 11 (below).

Total (A+B)	number of voting rights	% of voting rights
	763,789,210	36.36

9.     Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

The following units of stock of the Bank are held in the name of BNY Custodial Nominees (Ireland) Limited:

9.1     763,789,210 units of ordinary stock of €0.10 each, to which voting rights attach at a general court of the Bank in accordance with the Bank’s bye-laws; and

9.2     188,233,654 units of deferred stock of €0.54 each which, in accordance with the rights afforded to the deferred stock under the Bank’s bye-laws, do not carry voting rights at a general court.

10.     In case of proxy voting: [name of the proxy holder] will cease to hold [number] voting rights as of [date].

N/A

11.     Additional information:

Bonus Ordinary Stock

The 2,464,000,000 2009 Preference Stock currently held by the NPRFC entitles the NPRFC to receive a non-cumulative cash dividend at a fixed rate of 10.25 per cent. of the amount paid up on the 2009 Preference Stock (including premium), payable annually in arrears at the discretion of the Bank. If a cash dividend is not paid by the Bank, the Bank shall make a bonus issue of ordinary stock in the Bank (the “Bonus Ordinary Stock”) to the NPRFC.

The number of Bonus Ordinary Stock that the Bank would be required to issue to the NPRFC in the event of non-payment of a cash dividend, is calculated by reference to the net amount of the unpaid dividend amount divided by:

11.1     100 per cent. of the average daily closing price of ordinary stock of the Bank on the Irish Stock Exchange over the 30 dealing days immediately preceding the original scheduled dividend declaration date, in the event that the Bonus Ordinary Stock is issued on the originally scheduled dividend payment date; or

11.2     95 per cent. of the average daily closing price of ordinary stock of the Bank on the Irish Stock Exchange over the 30 dealing days immediately preceding the original scheduled dividend declaration date, in the event that that the Bonus Ordinary Stock is issued later than the originally scheduled dividend payment date.

The Bonus Ordinary Stock will rank pari passu with the ordinary stock of the Bank as to voting.

The Bonus Ordinary Stock will be issued on a date determined by the Bank, provided that the date of issue is not later than the date on which the Bank subsequently redeems or repurchases or pays a dividend on the New Preference Shares or any other class of capital stock. If any Bonus Ordinary Stock becomes due, but is not issued to the Bank, the NPRFC will be entitled, at a general court of the Bank, to cast up to the number of votes that would have attached to the Bonus Ordinary Stock had it been so issued on the relevant dividend payment date.

Bank of Ireland is making this notification on receipt of a notification from National Pensions Reserve Fund Commission under the Transparency (Directive 2004/109/EC) Regulations 2007.

Done at Dublin on 25 May 2010.

Contact: Helen Nolan, Group Secretary

Telephone +353 76 6234710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 25 May 2010